Mail Stop 6010

October 15, 2008

Mr. Ken Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
13221 Redmond Way
Redmond, Washington 98052

   Re: Hitor Group, Inc.
     Form 10-KSB for the year ended December 31, 2007
     File No. 333-103986

Dear Mr. Martin:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Angela Crane
       Accounting Branch Chief